Exhibit 21.1

Legal Name	Jurisdiction of Incorporation

C.O.A.S. Company Ltd.	Israel

Dragonplay Ltd.	Israel

Phantom EFX, LLC	Nevada

SciPlay Parent Company, LLC	Nevada

SpiceRack Media, LLC	Nevada

SciPlay Holding Company, LLC	Nevada